SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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POLICY ON HIRING SERVICES RELATED OR NOT RELATED TO AUDITING

SUMMARY

1. INTRODUCTION	2
2. GENERAL PRINCIPLES	2
3. JURISDICTIONS	2
4. UNAUTHORIZED SERVICES	4
5. TERM OF EFFECTIVENESS AND RESPONSIBILITY	5
6. HISTORY	6
EXHIBIT I - BASIC LIST	7

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POLICY ON HIRING SERVICES RELATED OR NOT RELATED TO AUDITING

1.	INTRODUCTION

1.1.	The purpose of this Policy is to regulate the process of hiring services related or not related to auditing provided by independent auditors engaged by Ambev S.A. (“Company”) and its Controlled Companies (“Independent Auditors”), for all purposes set forth in the regulations issued by the Brazilian Securities and Exchange Commission (CVM) and the United States Securities and Exchange Commission (SEC) applicable to the Company.

2.	GENERAL PRINCIPLES

2.1.	The provisions of this Policy shall be applicable to the Company and to its Controlled Companies, respecting the provisions of their respective bylaws and of the applicable legislation.

2.1.1.	The provisions of section 4 below shall be further applicable to independent auditors hired by Affiliates of the Company, with respecting the provisions of their respective bylaws and of the applicable legislation.

2.1.2.	“Controlled Company” means, for the purposes of this Policy, any company which has its financials consolidated by the Company according to the international rules of financial disclosure (International Financial Reporting Standards - IFRS).

2.1.3.	“Affiliate” means, for the purposes of this Policy, any company that may be categorized as ‘affiliate of the audit client’, as defined in Rule 2-01(f)(4) of Regulation S-X of the Securities and Exchange Commission (“SEC”), such as entities in which the Company exercises significant influence, unless such entity has no material importance for the Company, in accordance with internal materiality assessment based on financial representativeness metrics.

3.	JURISDICTIONS

3.1.	The engagement of any services related or not to the auditing provided by the Independent Auditors shall be preceded by favorable statement from the Fiscal Board, respecting the provisions of the applicable legislation and of this Policy, provided that the Fiscal Board, in addition to performing the duties provided by law, carries out the functions of an audit committee for purposes of the Sarbanes-Oxley Act of 2002, to the extent permitted by Brazilian legislation.

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POLICY ON HIRING SERVICES RELATED OR NOT RELATED TO AUDITING

3.1.1.	The services listed in Exhibit I of this Policy, jointly with the respective annual limits of fees (to be automatically approved annually by the variation of the IPCA index of the period comprised from the approval date of this Policy, as provided by item 6 below) (“Basic List”), are deemed “pre-approved” by the Board of Directors and for the purposes of the Sarbanes-Oxley Law, SEC rules and other applicable US rules. In any event, the engagement of any services referred to in the Basic List shall be subject to favorable statement from the Fiscal Board.

3.1.2.	The Fiscal Board may recommend to the Board of Directors the changes deemed relevant to be made on the Basic List, including in relation to adding new types of services or updating the amounts provided in such list.

3.1.3.	Any change to the Basic List, including in relation to adding new types of services or updating the amounts provided on such list, shall be subject to approval by the Board of Directors.

3.1.4.	Quarterly, the Fiscal Board may request from the Financial Executive Board of the Company a summary report on the progress of the provision of pre-approved services and the corresponding authorized and billed fees.

3.2.	The Chief Financial Officer shall: (i) submit to the Fiscal Board the engagements of any services related or not to auditing conducted by the Independent Auditors; (ii) follow-up the services hired from the Independent Auditors; (iii) maintain the Fiscal Board informed of each one of the services provided by the Independent Auditors; and (iv) promote the implementation of this rule in the Controlled Companies of the Company.

3.2.1.	Any requests for services to be provided by the Independent Auditors shall be submitted to the Chief Financial Officer and shall include a detailed description of the respective services, as well as the fees to be paid (or the form of payment to be determined). The Chief Financial Officer shall verify whether such services are included in the Basic List and whether they satisfy the amount limits established therein. In the event of doubt in relation to including or not the services in a certain category of the Basic List, the Chief Financial Officer shall submit such issue to the Fiscal Board.

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POLICY ON HIRING SERVICES RELATED OR NOT RELATED TO AUDITING

3.2.2.	Requests for services not contemplated on the Basic List, as well as services contemplated on the Basic List exceeding the limits provided therein, shall be submitted to the Fiscal Board. Subsequently, the Fiscal Board shall forward recommendation for subsequent appreciation and approval by the Board of Directors in relation to such services.

3.3.	The Fiscal Board shall monitor the effectiveness of the work of the Independent Auditors, as well as their independence, and assess and discuss the annual working plan of the Independent Auditors and forward it for appreciation by the Board of Directors.

4.	UNAUTHORIZED SERVICES

4.1.	The Company and its Controlled Companies may not hire Independent Auditors or independent auditors of Affiliates to provide extra-audit services that may jeopardize the independence of the Independent Auditors, in particular, any of the services listed below:

(a)	any accounting registration (bookkeeping) service or another service related to the accounting records or financial statements of the Company;

(b)	prepare and implement computerized financial information systems;

(c)	provide services of appraisal or reappraisal of assets or companies (valuation services and appraisal), including events of capital contribution with goods, and issue fairness opinions;

(d)	provide actuarial services, with exception of assistance to understand methods, models, premises and information used to calculate certain amount;

(e)	outsource internal auditing services, including services related to accounting controls, computerized financial information systems or financial statements;

(f)	act, on a temporary or permanent basis, as administrator or employee, or perform any executive, supervision or monitoring function;

(g)	provide any service related to recruitment of administrators or managers, and the Independent Auditors may, upon request by the Company, interview certain candidates to determine their ability for functions related to the accounting, administrative or controlling areas;

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POLICY ON HIRING SERVICES RELATED OR NOT RELATED TO AUDITING

(h)	provide brokerage services, investments’ administration services, assistance in investments’ administration, placement of securities in the market and custody services, as well as any other typical services of investment banks or securities brokers;

(i)	provide legal counseling services;

(j)	provide technical assistance or expert services in administrative or judicial proceedings, investigations and regulatory proceedings, and such prohibition does not hinder the Independent Auditors from providing information in administrative or judicial proceedings regarding works performed throughout the auditing;

(k)	determine amounts for purposes of constituting provisions or technical reserves and provisions for contingencies;

(l)	tax planning;

(m)	remodel the accounting, information and internal control systems;

(n)	any other service that may, at the discretion of the Board of Directors, affect the independence of the Independent Auditors in the sense of providing that the Board of Directors conclude the Independent Auditors would not be capable of exercising a fair and objective judgment in relation to issues related to their functions; and

(o)	any other services not listed above that are or that may be prohibited by applicable regulations related to the independence of auditors.

5.	TERM OF EFFECTIVENESS AND RESPONSIBILITY

5.1.	This Policy shall become effective on the date of its approval by the Board of Directors of the Company and may solely be amended upon resolution and approval by the Board of Directors.

5.1.1.	The Board of Directors may, whenever deemed necessary , review and approve the amendment to this Policy, considering, as the case may be, the statements from the Fiscal Board and amendments to the by-laws, legislations or regulations to which the Company is subject.

5.2.	Any omissions in this Policy shall be resolved by the Board of Directors.

5.3.	Subsequently to the approval by the Board of Directors, this Policy shall be internally disclosed by the Company and by its Subsidiaries to those responsible for its implementation and one copy hereof shall be filed with the Legal Executive Board of the Company.

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POLICY ON HIRING SERVICES RELATED OR NOT RELATED TO AUDITING

6.	HISTORY

Review No.	Amendment Description	Date of Approval by the Board of Directors
1	-	September 19, 2018
2

Update of the basic list values according to the IPCA index for the period comprised between September 2018 and October 2025, inclusion of audits for sustainability reporting purposes, update of previously outdated values for comfort letters, and inclusion of automatic annual updates of the values, based on the IPCA index to be calculated from the date of approval of this Policy update.

December 9, 2025

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POLICY ON HIRING SERVICES RELATED OR NOT RELATED TO AUDITING

EXHIBIT I

BASIC LIST

Pre-approved services to be provided by Independent Auditors indicated below. In any event, the sum of the amounts of all engagements entered into according to this Basic List (including auditing and tax services) may not exceed twenty percent (20%) of the total fees to audit the financial statements of the Company and its Controlled Companies in certain financial year.

I - Pre-approved Audit Services

Service	Maximum Amount per Agreement May Not Exceed the Limits Below (automatically updated annually by the IPCA index from the date of this Policy update, as provided by item 6):
Statutory audits or financial audits for Controlled Companies or Affiliates of the Company (per company).	R$435,000
Limited or reasonable assurance services for sustainability reports, including for purposes of CSRD and IFRS S1 and S2 regulations	R$435,000
Services related to registrations before the Comissão de Valores Mobiliários (“CVM”) and/or SEC of periodical reports and other documents presented to such bodies, as well as other documents issued in relation to the offering of securities (e.g., comfort letters, consents etc.) and assistance in replies to communications issued by CVM and/or SEC.	R$1,200,000
Inquiries by the Company’s administration on accounting treatments or disclosure of operations or events and study of impact of regulations of CVM, SEC, Financial Accounting Standards Board - FASB or other governmental bodies and/or regulatory agencies, except if related to the annual auditing.	R$145,000

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POLICY ON HIRING SERVICES RELATED OR NOT RELATED TO AUDITING

Reviews of financial statements for restructuring, merger and acquisition operations, in addition to auditing services (due diligence) related to restructuring, merger and acquisition operations.	R$290,000
Audit of financial statements of private pension plans of employees, with exception of actuarial services.	R$145,000
Reviews of internal controls on financial activities and presentation of compulsory information (reporting requirements).	R$145,000
Assistance in accounting and financial issues, including clarifications and replies to CVM, SEC and other national and international regulatory bodies.	R$145,000
Certification and letters of review (agreed upon procedures) related to financial data, as requested by third parties, as well as consumers, subscribers, counterparties or governmental bodies / regulatory agencies.	R$145,000
Audit of financial statements’ closing related to restructuring, merger and acquisition operations.	R$145,000
Review of efficacy of the internal auditing functions upon request by third parties.	R$145,000
Inquiries related to the form of accounting on private pension plans of employees.	R$145,000

II - Pre-Approved Tax Services

Service	Maximum Amount per Agreement May Not Exceed the Limits Below:
Assistance in preparing and reviewing (i) income tax returns; (ii) returns and payment of other applicable taxes; and (iii) tax audit procedures conducted by governmental bodies / regulatory agencies.	R$145,000
Consulting, preparation, submission and follow-up of documents necessary to obtain tax incentives.	R$290,000

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer